=======================================================
                         8406 Benjamin Road      Phone: (813) 888-7330
                         Suite C                 Fax: (813) 888-7375
                         Tampa, FL 33634         Website: www.medicalmediatv.com
                         =======================================================


November 1, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Medical Media Television, Inc.
                  Form 10-KSB for the year ended December 31, 2005 Filed March 30, 2006
                  File No.: 333-105840

                  Form 10-QSB for the quarter ended March 31, 2006 Filed May 15, 2006
                  File No.: 333-105840

                  Form 10-QSB for the quarter ended June 30, 2006
                  Filed August 21, 2006
                  File No.: 333-105840

Dear Ms. Gumbs:

      We are in receipt of your letter dated October 18, 2006, wherein you provided additional comments to Medical Media Television, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2005 and its reports on Form 10-QSB for the quarters ended March 31 and June 30, 2006. Your letter requested a response to your comments by November 1, 2006. Unfortunately, we require additional time to fully address the comments raised in your letter. As such, we respectfully request an extension of time until November 13, 2006 to submit our response.

      Should you have any questions, please do not hesitate to contact me.


                                          Sincerely,

                                          /s/ Philip M. Cohen

                                          Philip M. Cohen
                                          President and Chief Executive Officer

cc:   Joseph A. Probasco, Esq.
      Bush Ross, P.A.

      Joseph Kennedy
      Baumann, Raymondo & Company, P.A.